

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Via E-mail
Vincent Genovese
Chief Executive Officer
NAC Global Technologies, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

> **Re: NAC Global Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 23, 2015**
> **File No. 333-200969**

Dear Mr. Genovese:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2015 letter.

General

1. Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority (FINRA) call us or provide us with a letter indicating that FINRA has cleared the placement agent arrangement for the offering.

Executive Compensation, page 39

Potential Payments upon Termination or Change of Control, page 40

2. Please disclose the material terms of your severance agreements for each of the named executive officers. See Item 402(q)(2) of Regulation S-K.

Exhibit 5.1

3. Please have counsel revise the legality opinion to opine on the Units and each security
    component of the Units. Please note that counsel should provide a binding obligation
    opinion with respect to the legality of the Units. Since the warrants are contractual
    obligations issued pursuant to agreements, counsel must opine that the warrants, when
    issued, will be a binding obligation under the law of the jurisdiction governing the warrants.
    Counsel should provide an opinion with respect to whether the common stock will be, when
    sold: legally (or validly) issued; fully paid; and non-assessable.

    Please contact Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 or me at (202)
551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director

cc: David Danovitch (*via e-mail*)
    Robinson Brog Leinwand Greene Genovese & Gluck P.C.